NEUROCARRUS INC.

Unaudited Financial Statements For The Year Ended December 31, 2017

October 24, 2018

NEUROCARRUS INC.
BALANCE SHEET
FOR THE YEAR ENDED DECEMBER 31, 2017

		2017
ASSETS		
CURRENT ASSETS		
Cash	$	25,593
TOTAL CURRENT ASSETS		25,593
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Related Party Loan		4,072
Business Credit Card		287
TOTAL LIABILITIES		4,358
SHAREHOLDERS' EQUITY		
Additional Paid In Capital		5,000
Common Stock		110
Paid in Capital		45,000
Net Income		(28,875)
TOTAL SHAREHOLDERS' EQUITY		21,235
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	25,593

Unaudited- See accompanying notes.

NEUROCARRUS INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2017

		2017
Operating Income		
Income	$	-
Gross Profit		0
Operating Expense		
Charitable Contribution		25,000
Advertising		11
Bank Charges & Fees		136
Contractors		46
Dues & Subscriptions		105
Legal & Professional Services		3300
Meals & Entertainment		13
Office Supplies & Software		43
Office/General Administrative Expenses		192
Postage		29
		28,875
Net Income from Operations		(28,875)
Net Income	$	(28,875)

NEUROCARRUS INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

	2017
Cash Flows From Operating Activities	
Net Income (Loss) For The Period	$ (28,875)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Business Credit Card:	287
Net Adjustments to reconcile Net Income to Net Cash provided by operations:	287
Net Cash Flows From Operating Activities	(28,589)
Cash Flows From Financing Activities	
Change in Related Party Loan	4,072
Change in Paid in Capital	45,000
Change in Additional Paid in Capital	5,000
Change in Common Stock	110
Net Cash Flows From Investing Activities	54,182
Cash at Beginning of Period	12,437
Net Increase (Decrease) In Cash	25,593
Cash at End of Period	$ 25,593

NEUROCARRUS INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	2017
Beginning Equity	$ -
Change in Paid in Capital	45,000
Change in Additional Paid In Capital	5,000
Change in Common Stock	110
Net Income	(28,875)
Ending Equity	$ 21,235

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

Neurocarrus Inc. ("the Company") is a corporation formed under the laws of the State of Delaware. The Company is developing a novel pain therapeutic and drug delivery system for several disease indications.

The Company will conduct an equity crowdfund offering during the fourth quarter of 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising

The Company recognizes advertising expenses in the period incurred.

NOTE C – INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in 2017. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with 2017 will expire if unused after tax year 2037. The Company's 2017 federal tax filing will be subject to review by the Internal Revenue Service until 2021.

The Company is subject to Franchise Tax requirements in both the State of Delaware and the State of California. The Company's Delaware tax filings for tax year 2017 will be subject to review by that State until the expiration of the statutory period in 2021. The Company's California tax filings for the year 2017 will be subject to review by that State until the expiration of the statutory period in 2022.

NOTE D - EQUITY

Paid in Capital

On October 19th, 2017, in exchange for a $250,000 in funding by SOSV III, LP ("SOSV"), the Company issued (i) 103,896 shares of its common stock pursuant to an Accelerator Contract for Equity. As described, the funding was to be paid in 5 tranche payments, of which 2 had been completed as of December 31, 2017 totaling $50,0000.

The convertible security provided contingent conversion rights at the time of a qualified equity financing, defined as selling shares of Preferred Stock with an aggregate sales price of at least $400,000, the security shall automatically convert into Preferred Stock at a price per share equal to the lesser of: (i) 80% of the price of the issued Preferred Stock; or (ii) $3,000,000 divided by the number of shares and potential shares of Common Stock outstanding, on a fully diluted basis, immediately prior to the Equity Financing.

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock.

As of December 31, 2017, 1,194,805 shares of Common Stock were issued and outstanding. Of this amount, approximately 1,000,000 shares are held by the Company's original two cofounders, one of whom is still active in the daily management of the Company.

The Company's Board of Directors has reserved 194,805 shares of Common Stock for issuance pursuant to the exercise of options to purchase common stock. As of December 31, 2017, options to purchase 194,805 shares of Common Stock, with exercise prices equal to $0.0001 per share, are outstanding.

Additional Paid In Capital

Additional paid-in capital totaled approximately $5,000 as of December 31, 2017. The balance at December 31, 2017 is comprised of $5,000 in funding provided by SOSV per the Accelerator Contract for Equity referenced above.

NOTE E – RELATED PARTY DEBT

In 2017, the Company's CEO loaned money to the Company in the form of certain legal expenses paid on the Company's behalf. The amounts advanced were secured, accrued interest at a rate of 3% annually, and had a fixed repayment date of December 15th, 2017.

NOTE F – CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H – SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 24th, 2018, the date that the financial statements were available to be issued.

As of October 18, 2018, Benjamin Pavlik has resigned his position on the Board of Directors.